Exhibit 99.1

SMART Names Neil Gaydon as President and CEO

Former CEO of Pace plc joins SMART Technologies Inc.

CALGARY, Alberta — October 9, 2012 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announces the appointment of Neil Gaydon as SMART’s President and Chief Executive Officer, effective October 24, 2012. Gaydon brings over 28 years of technology experience and leadership, most recently serving as CEO of Pace plc, the world’s largest set top box producer, headquartered and publicly listed in the United Kingdom.

Gaydon has significant experience in leading and growing companies in highly competitive global markets. Through a clear strategy and focus on execution, he turned Pace around in less than five years and delivered a ten-fold increase in revenues to $2.3 billion for the year ended December 2011 to become the global market leader. Prior to becoming the CEO of Pace, Gaydon served in numerous executive and senior positions there, including President Pace Americas, which he established and led for five years. Before joining Pace, Gaydon worked with a number of companies in a variety of key roles.

“SMART has built an enviable position in the global education market, with leading products and a highly recognized and trusted brand,” says Gaydon. “I am excited to join the many great people at SMART to build on this heritage, and to exploit the opportunity the company has in the emerging business market for collaborative solutions.”

“We are very pleased to have Neil join SMART as President and CEO,” says David Martin, co-founder and Chair, SMART Technologies Inc. “Neil’s strategic ability and his results-oriented approach are going to be critical to our future success.”

Gaydon will be based in Calgary.

Tom Hodson, who has served as interim President and CEO of SMART since April 30, 2012, will continue with the Company as its COO, a role that he has held for the past five years.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

SMART Announces New President and CEO Neil Gaydon

Reader’s advisory

Certain information contained in this press release, such as references to SMART’s opportunities in the emerging business market and the factors critical to SMART’s future success, may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. Except as required under applicable securities legislation, we do not assume any obligation to publicly update or revise forward-looking information. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

###

For more information, please contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

smarttech.com

© 2012 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All other third-party company names and products are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.